                                          FILE PURSUANT TO RULE 424(b)(3)
                                          REGISTRATION STATEMENT NO. 333-35366

PROSPECTUS

                                1,067,232 SHARES

                             PUMA TECHNOLOGY, INC.

                                  COMMON STOCK

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    The selling stockholders listed on page 17 are offering up to 1,067,232 shares of Puma Technology, Inc. common stock. We sold the shares to the selling stockholders on March 17, 2000 in a private transaction.

    The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

    Our common stock is quoted on the Nasdaq National Market under the symbol "PUMA." On May 3, 2000, the average of the high and low price for the common stock was $29.50.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS FOR CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
    COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED
       UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                  THE DATE OF THIS PROSPECTUS IS MAY 5, 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

    (a) Annual Report on Form 10-K for the fiscal year ended July 31, 1999, filed with the SEC on October 29, 1999, including certain information in our Definitive Proxy Statement in connection with our 1999 Annual Meeting of Stockholders;

    (b) Our Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 filed December 15, 1999;

    (c) Our Quarterly Report on Form 10-Q for the fiscal quarter ended January 30, 2000 filed March 16, 2000;

    (d) Our Current Report on Form 8-K dated April 18, 2000;

    (e) Our Current Report on Form 8-K dated December 10, 1999 and amended on January 11, 2000; and

    (f) The description of our common stock contained in our registration statement on Form 8-A filed November 8, 1996, including any amendments or reports filed for the purpose of updating such descriptions.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Kelly Hicks, Vice President of Operations and Chief Financial Officer Puma Technology, Inc.
    2550 North First Street, Suite 500
    San Jose, CA 95131
    (408) 321-7650

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                                   ABOUT PUMA

    We are a Delaware corporation. Our principal executive offices are located at 2550 North First Street, Suite 500, San Jose, CA 95131 and our telephone number at that address is (408) 321-7650. In this prospectus references to "Puma," "we," "us" and "our" refer to Puma Technology, Inc. unless the context requires otherwise.

                                  RISK FACTORS

    An investment in our common stock offered pursuant to this prospectus involves a high degree of risk. Our common stock should not be purchased if you cannot afford the loss of your entire investment. Purchasers should carefully consider the following risk factors in conjunction with the other information included and incorporated by reference in this prospectus before purchasing or otherwise acquiring our common stock. Our business, operating results and financial condition could be adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You should also refer to the other information set forth or incorporated by reference in this prospectus, including our financial statements and the related notes.

    This prospectus also contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. These statements may be identified by the use of words such as "expects," "anticipates," "intends," and "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus.

    BECAUSE WE HAVE NO INTERNET OPERATING HISTORY, IT IS DIFFICULT TO EVALUATE OUR BUSINESS, AND WE MAY FACE VARIOUS RISKS, EXPENSES AND DIFFICULTIES ASSOCIATED WITH EARLY STAGE COMPANIES.

    Historically, we have licensed our products and technology primarily to PC OEMs, corporations and to end users through our channels of distribution. In our second quarter of fiscal 2000, we launched our Internet initiative. The launching of this initiative requires us to add additional resources and to develop and market our Intellisync.com portal and the products and technologies recently acquired in the ProxiNet merger. We believe that NetMind's personnel and technologies enhance our Internet initiative. We plan to market and license our web-based products and solutions, which are currently under development, to e-commerce providers, web portals, wireless carriers and individual consumers. We also plan to offer these new products and solutions to corporations. We expect to incur significant costs in launching our Internet initiative.

    Our overall operating results are expected to change significantly as a result of developing and bringing to market our new Internet products. It is important to understand that our historical financial statements prior to the quarter ended January 31, 2000, do not include operating results of our recently formed Internet and consumer division. As a result of our new division, we expect our combined results to reflect an operating loss for the foreseeable future. There can be no assurance that we will be able to achieve or sustain profitability.

    Since we just launched our Internet initiative, there is little information on which to evaluate our business and prospects as an Internet company. An investor in our common stock should consider the risks, expenses and difficulties that young companies frequently encounter in the new and rapidly evolving markets for Internet products and services. These risks to us include:

    - our evolving new business model;

    - our need and ability to manage growth; and

    - rapid evolution of technology.

    To address these risks and uncertainties, we must take several steps, including:

    - creating and maintaining strategic relationships;

    - expanding sales and marketing activities;

    - raising additional capital;

    - integrating existing and acquired technologies;

    - expanding our customer base and retaining key clients;

    - introducing new services;

    - managing rapidly growing operations, including new facilities and IT infrastructure;

    - competing in a highly competitive market; and

    - attracting, retaining and motivating key employees.

    We may not be successful in implementing any of our strategies or in addressing these risks and uncertainties. We expect that our operating expenses will substantially increase, primarily as a result of our investment in our new Internet product initiative. Moreover, even if we accomplish our objectives, we still may not achieve sustainable profitability in the future.

    We have invested substantial amounts in technology and infrastructure development. We expect to continue to invest substantial financial and other resources to develop and introduce new Internet and wireless products and services, and to expand our sales and marketing organizations, strategic relationships and operating infrastructure. We expect that our cost of revenue, sales and marketing expenses, general and administrative expenses, operations and customer support expenses, and depreciation and amortization expenses will continue to increase in absolute dollars and may increase as a percent of revenue. If revenue does not correspondingly increase, our operating results and financial condition could be negatively affected.

    OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND MAY BE DIFFICULT TO
PREDICT.

    Our operating results have fluctuated in the past, and with our Internet product initiative and the NetMind merger our operating results are likely to fluctuate significantly. A number of factors, many of which are outside of our control, are likely to cause fluctuations in operating results, including, but not limited to:

    - the demand for our products;

    - our success in developing new products and integrating acquired technologies;

    - the timing of new product introductions by us and our competitors;

    - market acceptance of our new and enhanced products;

    - market acceptance of handheld devices generally, and those supported by our products;

    - the emergence of new industry standards;

    - the timing of customer orders;

    - the mix of products sold;

    - product life cycles;

    - competition;

    - the mix of distribution channels employed;

    - seasonal trends;

    - the timing and magnitude of our capital expenditures, including costs relating to the expansion of operations;

    - the evolving and unpredictable nature of the markets for our products and mobile computing devices generally;

    - the rate of growth of the Internet and the personal computer market in general; and

    - general economic conditions.

    In addition, we typically operate with a relatively small order backlog. As a result, quarterly sales and operating results depend in part on the volume and timing of orders received and fulfilled within the quarter, which are difficult to forecast. In addition, a significant portion of our expense levels is fixed in advance, based in large part on our resource requirements to meet planned product and customer requirements. If revenue is below expectations in any given quarter, the adverse impact of the shortfall on operating results may be magnified by our inability to adjust spending to compensate for the shortfall. Therefore, a shortfall in actual revenue as compared to estimated revenue would have an immediate adverse effect on our business, operating results and financial condition that could be material.

    Due to our ongoing efforts to expand into retail and reseller channels, we are focusing our efforts on licensing our SDK to software developers and mobile computing device manufacturers and licensing our server and personal applications to corporations. As a result, we expect that our notebook and PC OEM revenue will decrease as a percentage of our overall revenue. This new sales strategy has the following risks:

    - sales into these channels are harder to predict and may have lower margins than sales in other channels;

    - we have a very limited history in penetration and support for these channels;

    - the average transaction size and sales cycle vary significantly, making forecasting difficult;

    - smaller transactions may have relatively higher administrative costs;

    - any significant deferral of purchases of our products by customers could jeopardize our operating results in any particular quarter;

    - to the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected;

    - products that are accepted in the OEM market may not be readily accepted by corporations; and

    - we may incur increased costs related to new infrastructure requirements.

    Our gross margin on service revenue, particularly non-recurring engineering service revenue, is substantially lower than gross margin on license revenue. Any increase in non-recurring engineering service revenue would have a corresponding increase in cost of revenue and would have an adverse effect on our gross margins. We may also change prices or increase spending in response to competition or to pursue new market opportunities.

    The operating results of many software companies reflect seasonal fluctuation. For example, sales in Europe and certain other countries typically are adversely affected in the summer months when business activity is reduced. Our revenue and operating results may be adversely affected by diminished demand for products on a seasonal basis.

    Period-to-period comparisons of operating results are not a good indication of future performance. It is likely that operating results in some quarters will be below market expectations. In this event, the price of our common stock is likely to decline.

    THE SIZE OF THE MOBILE COMPUTING MARKET CANNOT BE ACCURATELY PREDICTED, AND IF OUR MARKET DOES NOT GROW AS IT EXPECTS, OUR REVENUE WILL BE BELOW OUR EXPECTATIONS AND OUR BUSINESS AND FINANCIAL RESULTS WILL SUFFER.

    We are focusing on expanding into the mobile computing market which is an unproven market. Accordingly, the size of this market cannot be accurately estimated and therefore we are unable to accurately determine the potential demand for our products and services. If our customer base does not expand or if there is not widespread acceptance of our products and our services, our business and prospects will be harmed. For the fiscal year ended July 31, 1999, we had one OEM customer, Toshiba Corporation, which accounted for approximately 21% of our revenue. We believe that our potential to grow and increase our market acceptance depends principally on the following factors, some of which are beyond our control:

    - the effectiveness of our marketing strategy and efforts;

    - our product and service differentiation and quality;

    - our ability to provide timely, effective customer support;

    - our distribution and pricing strategies as compared to our competitors;

    - growth in the sales of handheld devices supported by our software;

    - our industry reputation; and

    - general economic conditions such as downturns in the computer or software markets.

    WE WILL REQUIRE SIGNIFICANT ADDITIONAL CAPITAL, WHICH WE MAY NOT BE ABLE TO OBTAIN.

    The expansion and development of our business will require significant capital in the future to fund our operating losses, working capital needs and capital expenditures. We may not be able to obtain future equity or debt financing on satisfactory terms or at all. Our failure to generate sufficient cash flows from sales of products and services or to raise sufficient funds may require us to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which could cause our business, operating results and financial condition to suffer.

    Our working capital is primarily comprised of cash, accounts receivable, accounts payable and accrued expenses. The timing and amount of our future capital requirements may vary significantly depending on numerous factors, including our financial performance, technological, competitive and other developments in our industry. These factors may cause our actual revenue and costs to vary from expected amounts, possibly to a material degree, and such variations are likely to affect our future capital requirements.

    RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR RESOURCES AND HARM OUR BUSINESS AND FINANCIAL RESULTS.

    The planned expansion of our Internet and consumer initiative as well as growth in our existing enterprise business will place a significant strain on our management, financial controls, operations systems, personnel and other resources. To date, we have not recognized any revenue from our Internet initiatives. In addition, if we are successful in implementing our marketing strategy, we also expect the demands on our technical support resources to grow rapidly, and we may experience difficulties responding to customer demand for our services and providing technical support in accordance with our customers' expectations. We expect that these demands will require not only the addition of new management personnel, but also the development of additional expertise by existing management personnel and the establishment of long-term relationships with third-party service vendors. Additionally, we have recently opened additional facilities in New Hampshire and intend to open new offices in Europe. We may encounter difficulties in integrating information and communications systems in multiple locations. Due to the difficulty in finding acceptable office space in the Silicon

Valley, we may not be able to consolidate our San Jose, California and Campbell, California locations. We may not be able to keep pace with growth, successfully implement and maintain our operational and financial systems or successfully obtain, integrate and utilize the employees, facilities, third-party vendors and equipment, or management, operational and financial resources necessary to manage a developing and expanding business in our evolving and increasingly competitive industry. If we are unable to manage growth effectively, we may lose customers or fail to attract new customers and our business and financial results will suffer.

    THE INTEGRATION OF KEY NEW EMPLOYEES AND OFFICERS INTO OUR MANAGEMENT TEAM HAS INTERFERED, AND WILL CONTINUE TO INTERFERE, WITH OUR OPERATIONS.

    We have recently hired a number of key employees and officers and are currently seeking additional engineering, sales and marketing, and general and administrative personnel. To integrate into Puma, such individuals must spend a significant amount of time learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted and will continue to result in some disruption to our ongoing operations. If we fail to complete this integration in an efficient manner, our business and financial results will suffer.

    WE MUST RETAIN AND ATTRACT KEY EMPLOYEES OR ELSE WE MAY NOT GROW OR BE SUCCESSFUL.

    We are highly dependent on key members of our management and engineering staff. The loss of one or more of these officers or key employees might impede the achievement of our business objectives. Furthermore, recruiting and retaining qualified technical personnel to perform research, development and technical support is critical to our success. If our business grows, we will also need to recruit a significant number of management, technical and other personnel for our business. Competition for employees in our industry and geographic location is intense. We may not be able to continue to attract and retain skilled and experienced personnel on acceptable terms.

    ACQUISITIONS WE HAVE MADE AND MAY MAKE IN THE FUTURE COULD DISRUPT OUR BUSINESS OR NOT BE SUCCESSFUL AND HARM OUR FINANCIAL CONDITION.

    We have in the past acquired or made investments in, and intend in the future to acquire or make investments in other complementary companies, products and technologies. We have acquired NetMind Technologies, Inc., ProxiNet, Inc., SoftMagic, Inc., RealWorld Solutions, Inc. and IntelliLink Corp. In the event of any future acquisitions or investments, we could:

    - issue stock that would dilute the ownership of our then existing stockholders;

    - incur debt;

    - assume liabilities;

    - face SEC challenges to the accounting treatment of these acquisitions which may result in changes to our financial statements and cause us to incur charges to earnings over time that we did not expect;

    - incur amortization expenses related to goodwill and other intangible assets; or

    - incur large and immediate write-offs.

    These acquisitions and investments also involve numerous risks, including:

    - problems integrating the operations, technologies or products purchased with those we already have;

    - unanticipated costs and liabilities;

    - diversion of management's attention from our core business;

    - adverse effects on existing business relationships with suppliers and customers;

    - risks associated with entering markets in which we have no or limited prior experience; and

    - potential loss of key employees, particularly those of the acquired organizations.

    FAILURE OF THE NETMIND MERGER TO QUALIFY AS A POOLING OF INTERESTS WOULD HARM THE FINANCIAL RESULTS OF THE COMBINED COMPANY.

    If the NetMind merger does not qualify for pooling of interests accounting treatment for financial reporting purposes, the future reported earnings of the combined company would be harmed due to amortization of goodwill and other intangible assets, which would be likely to harm the trading price of the combined company's stock. The availability of pooling of interests accounting treatment for this merger depends upon circumstances and events occurring before and after the effective time of the merger. For example, there must not be any significant changes in the business of the combined company, including significant dispositions of assets, for a period of two years following completion of the merger.

    BECAUSE TRACKING INTERNET-BASED INFORMATION ACROSS THE ENTIRE WORLDWIDE WEB IS A HIGHLY COMPLEX PROCESS, OUR PRODUCTS AND SERVICES MAY HAVE ERRORS OR DEFECTS THAT COULD SERIOUSLY HARM OUR BUSINESS.

    The tracking of Internet-based information across the entire worldwide web is a highly complex process. We and our customers have from time to time discovered errors and defects in our software. In the future, there may be additional errors and defects in our software that may adversely affect our products and services. If we are unable to efficiently fix errors or other problems that may be identified, we could experience:

    - loss of or delay in revenue and loss of market share;

    - loss of customers;

    - failure to attract new customers or achieve market acceptance;

    - diversion of development resources;

    - loss of reputation and credibility;

    - increased service costs; and

    - legal actions by our customers.

    REGULATIONS OR CONSUMER CONCERNS REGARDING PRIVACY ON THE INTERNET COULD LIMIT MARKET ACCEPTANCE OF OUR PRODUCTS AND SERVICES.

    Our products and services will allow our customers to develop and maintain web user profiles to tailor content to specific users. Profile development involves both data supplied by the user and data derived from the user's web site behavior. Privacy concerns may cause users to resist providing personal data or to avoid web sites that track user behavior. In addition, legislative or regulatory requirements may heighten consumer concerns if businesses must notify web site users that user profile data may be used to direct product promotion and advertising to users. Other countries and political entities, such as the European Economic Community, have adopted such legislation or regulatory requirements. The United States may do so in the future. If privacy legislation is enacted or consumer privacy concerns limit the market acceptance of personalization software, our business, financial condition and operating results could be harmed.

    We use cookies to provide users convenient access to the web sites they are minding and to track demographic information and user preferences. A cookie is information keyed to a specific user that is stored on a computer's hard drive, typically without the user's knowledge. Cookies are generally removable by the user, although removal could affect the content available on a particular site. A number of governmental bodies and commentators in the United States and abroad have urged passage of laws limiting or abolishing the use of cookies. If such laws are passed or if users begin to delete or refuse cookies as a common practice, market demand for our products and services could be reduced.

    ACTIONS BY MAJOR WEB SITE PROVIDERS TO BLOCK OUR SOFTWARE FROM MINDING THEIR SITES COULD LIMIT MARKET ACCEPTANCE OF OUR PRODUCTS.

    One of the primary benefits of our products and services is that they bring users back to a web site through click-throughs on links within our change notifications. This is generally very beneficial to web site providers. These providers do, however, have the ability to detect our monitoring of their sites and could block our access to their site. Widespread blocking of us by major web sites could seriously limit market acceptance of our products.

    OUR BUSINESS AND PROSPECTS DEPEND ON DEMAND FOR AND MARKET ACCEPTANCE OF THE INTERNET, WIRELESS DEVICES AND MOBILE COMPUTING DEVICES.

    The increased use of the Internet, wireless devices and mobile computing devices for retrieving, sharing and transferring information among businesses, consumers, suppliers and partners, and for Internet personalization services has only begun to develop in recent years. Our success will depend in large part on continued growth in the use of the Internet, wireless devices and mobile computing devices. Critical issues concerning the commercial use of the Internet, wireless devices and mobile computing devices, including security, reliability, cost, ease of access and use, quality of service, regulatory initiatives and necessary increases in bandwidth availability, remain unresolved and are likely to affect the development of the market for our services. The adoption of the Internet, wireless devices and mobile computing devices for information retrieval and exchange, commerce and communications generally will require the acceptance of a new medium of conducting business and exchanging information. Demand for and market acceptance of the Internet, wireless devices and mobile computing devices are subject to a high level of uncertainty and are dependent on a number of factors, including:

    - the growth in access to and market acceptance of new interactive technologies;

    - emergence of a viable and sustainable market for Internet personalization services;

    - the development of technologies that facilitate interactive communication between organizations; and

    - increases in bandwidth for data transmission.

    If the market for Internet personalization services or the Internet, wireless devices and mobile computing devices as a commercial or business medium does not develop, or develops more slowly than expected, our business, results of operations and financial condition will be seriously harmed.

    Specifically, even if an Internet personalization services market does develop, services that we currently offer or may offer in the future may not achieve widespread market acceptance. Failure of our current and planned services to operate as expected could delay or prevent their adoption. If our target customers do not adopt, purchase and successfully deploy our current and planned services, our revenue will not grow significantly and our business, results of operations and financial condition will be seriously harmed. We have not taken any steps to mitigate the risks associated with reduced demand for our existing Internet personalization services.

    THERE ARE MANY COMPANIES PROVIDING COMPETING PRODUCTS AND SERVICES.

    There are few substantial barriers to entry and we expect that we will face additional competition from existing competitors and new market entrants in the future.

    We currently face direct competition with respect to a number of our individual products from several companies, including Advanced Systems, Inc., Chapura, Inc., DataViz, Inc., Extended Systems, Inc., Laplink.com, Inc., Motorola, Inc. and River Run Computers, Inc. (recently acquired by Aether Systems, Inc.). In the future, we will also face competition relative to our upcoming products from vendors offering server-based mobile device data exchange products and services, including AvantGo, Inc., fusionOne, Inc., Phone.com, Inc. (recently acquired by Spyglass, Inc.) and Spyglass, Inc. In addition to direct competition, we face indirect competition from existing and potential customers that provide internally developed solutions.

    Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. Our larger competitors may be able to provide customers with additional benefits in connection with their Internet systems and network solutions, including reduced communications costs. As a result, these companies may be able to price their products and services more competitively than we can and respond more quickly than us to new or emerging technologies and changes in customer requirements. If we are unable to compete successfully against our current or future competitors, we may lose market share, and our business and prospects would suffer.

    As competition in the Internet personalization services market continues to intensify, new solutions will come to market. We also compete directly with several private companies including Alerts.com, InGenius Technologies, Inc. (recently acquired by Aeneid Corporation) and The Informant. We believe that we may face competition from other providers of competing products and services.

    In addition, no assurances can be given that the Internet user driven personalization market will develop in a way that we currently anticipate. For example, while we currently intend to offer our customers the most comprehensive solution available in the marketplace today, there currently exists an array of competitors that offer partial solutions to the problems that we intend to address, and a number of these companies have been and are likely to continue to be quite successful. Examples of companies that address the personalization market include BroadVision, Inc. and NetPerceptions, Inc. We cannot assure you that these solutions will not be more cost effective than our service or will not continue to be the service of choice for many of their potential customers.

    Increased competition could result in:

    - price and revenue reductions and lower profit margins;

    - loss of customers or failure to obtain additional customers; and

    - loss of market share.

    Any one of these could materially and adversely affect our business, financial condition and results of operations.

    OUR MARKET CHANGES RAPIDLY DUE TO CHANGING TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS. IF WE DO NOT ADAPT TO MEET THE SOPHISTICATED NEEDS OF OUR CUSTOMERS, OUR BUSINESS AND PROSPECTS WILL SUFFER.

    The market for our services is characterized by rapidly changing technology, evolving industry standards and frequent new service introductions. Our future success will depend to a substantial degree on our ability to offer services that incorporate leading technology, address the increasingly sophisticated and varied needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

    - our technology or systems may become obsolete upon the introduction of alternative technologies;

    - we may not have sufficient resources to develop or acquire new technologies or to introduce new services capable of competing with future technologies or service offerings; and

    - the price of the services we provide is expected to decline as rapidly as the cost of any competitive alternatives.

    We may not be able to effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment are likely to continue to require significant capital investment by us. Sufficient capital may not be available for this purpose in the future, and even if it is available, investments in new technologies may not result in commercially viable technological processes and there may not be commercial applications for such technologies. If we do not develop and introduce new products and services and achieve market acceptance in a timely manner, our business and prospects may suffer.

    FOREIGN EXCHANGE FLUCTUATIONS COULD DECREASE OUR REVENUES OR CAUSE US TO LOSE MONEY, ESPECIALLY SINCE WE DO NOT HEDGE AGAINST CURRENCY FLUCTUATIONS.

    To date, the majority of our customers have paid for our services in U.S. dollars. For fiscal 1998 and fiscal 1999, costs denominated in foreign currencies were nominal and we had minimal foreign currency losses during those periods. However, we believe that in the future an increasing portion of our costs will be denominated in foreign currencies. Fluctuations in the value of the Yen, Euro or other foreign currencies may cause our business and prospects to suffer. We currently do not engage in foreign exchange hedging activities and, although we have not yet experienced any material losses due to foreign currency fluctuation, our international revenues are currently subject to the risks of foreign currency fluctuations and such risks will increase as our international revenues increase.

    YEAR 2000 COMPUTER COMPLICATIONS COULD DISRUPT OUR OPERATIONS AND HARM OUR BUSINESS.

    Some computers, software, and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are commonly referred to as the "Millennium Bug" or "Year 2000 Problem."

    The Year 2000 Problem could affect computers, software, and other equipment used, operated or maintained by us. We have not experienced any significant problems on January 1, 2000 or since then and believe that our computer systems are Year 2000 compliant.

    We believe that we have substantially identified and resolved all potential Year 2000 Problems with any of the software products that we develop and market. However, we also believe that it is not possible to determine with complete certainty that all Year 2000 Problems affecting our software products have been identified or corrected due to the complexity of these products and the fact that these products interact with other third-party vendor products and operate on computer systems which are not under our control.

    Since January 1, 2000, we have had minimal interruptions with third-party software and we have not received any significant complaints from any customers relating to Year 2000 problems in their products. We have not developed any Year 2000 contingency plans. We do not believe that the Year 2000 Problem will have a material adverse effect on our business or results of operations.

    OUR FAILURE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS MAY HARM OUR COMPETITIVE POSITION.

    We rely on a combination of patents, copyrights, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights in our products and services. However, we will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property.

    Although we currently have eleven issued United States patents, and eight patent applications pending, we cannot be certain that such patents and patent applications will provide an adequate level of intellectual property protection. In addition, we have corresponding international patent applications pending under the Patent Cooperation Treaty in countries to be designated at a later date. We cannot be certain that any pending or future patent applications will be granted, that any pending or future patents will not be challenged, invalidated or circumvented, or that rights granted under any patent that may be issued will provide competitive advantages to us.

    We have also provided our source code under escrow agreements and to foreign translators which may increase the likelihood of misappropriation by third parties.

    We have applied for trademarks and service marks on certain terms and symbols that we believe are important for our business. However, the steps we have taken to protect our technology or intellectual property may be inadequate. Our competitors may independently develop technologies that are substantially equivalent or superior to ours. Moreover, in other countries where we do business, there may not be effective legal protection of patents and other proprietary rights that we believe are important to our business.

    As a matter of company policy, we enter into confidentiality and assignment agreements with our employees, consultants and vendors. We also control access to and distribution of our software, documents and other proprietary information. Notwithstanding these precautions, it may be possible for an unauthorized third party to copy or otherwise obtain and use our software or other proprietary information or to develop similar software independently. Policing unauthorized use of our products is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software and other transmitted data. The laws of other countries may afford us little or no effective protection of our intellectual property. The steps we have taken to prevent misappropriation of our technology, including entering into agreements for that purpose may be insufficient. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of our management resources, either of which could harm our business.

    WE MAY BE UNABLE TO LICENSE NECESSARY TECHNOLOGY AND WE MAY BE SUBJECT TO INFRINGEMENT CLAIMS BY THIRD PARTIES.

    Our commercial success will also depend in part on not infringing the proprietary rights of others and not breaching technology licenses that cover technology used in our products. It is uncertain whether any third party patents will require us to develop alternative technology or to alter our products or processes, obtain licenses or cease activities that infringe on third party's intellectual property rights. If any such licenses are required, we may not be able to obtain such licenses on commercially favorable terms, if at all. Our failure to obtain a license to any technology that we may require to commercialize our products and services could cause our business and prospects to suffer. Litigation may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights.

    WE ARE DEPENDENT ON NON-EXCLUSIVE LICENSES FOR CERTAIN TECHNOLOGY INCLUDED IN OUR PRODUCTS.

    There are certain risks associated with such non-exclusive third party licenses:

    - If we are unable to continue to license the technology or to license other necessary technologies for use with our products or if there are substantial increases in royalty payments under third-party licenses, it could jeopardize our operating results.

    - The effective implementation of our products depends upon the successful operation of these licenses in conjunction with our products, and therefore any undetected errors in products resulting from such licenses may prevent the implementation or impair the functionality of our products, delay new product introductions and injure our reputation. Such problems could have a material adverse effect on our business, operating results and financial condition.

    - Although we are generally indemnified against claims that the third party technology we license infringes the proprietary rights of others, this indemnification is not always available for all types of intellectual property rights (for example, patents may be excluded) and, in some cases, the scope of such indemnification is limited. Even if we receive broad indemnification, third party indemnitors are not always well-capitalized and may not be able to indemnify us in the event of infringement, resulting in substantial exposure to us. There can be no assurance that infringement or invalidity claims arising from the incorporation of third party technology in our products, and claims for indemnification from our customers resulting from these claims, will not be asserted or prosecuted against us. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delay, all of which could materially adversely affect our business, operating results and financial condition.

    OUR PRODUCTS MAY CONTAIN PRODUCT ERRORS WHICH COULD SUBJECT US TO PRODUCT LIABILITY CLAIMS.

    Our products may contain undetected errors or failures when first introduced or as new versions are released, which can result in loss of or delay in market acceptance and could adversely impact future operating results. We do not currently maintain product liability insurance. Although our license agreements contain provisions limiting our liability in the case of damages resulting from use of the software, in the event of such damages, we may be found liable, and in such event such damages could materially affect our business, operating results and financial condition.

    WE ARE DEPENDENT ON OUR INTERNATIONAL OPERATIONS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

    Our international activities expose us to additional risks. International revenue, primarily from Japan, accounted for 40% of our revenue in fiscal 1999 and 48% in fiscal 1998. A key component of our strategy is to expand our international activities. As we continue to expand internationally, we are increasingly subject to risks of doing business internationally, including:

    - unexpected changes in regulatory requirements and tariffs;

    - export controls relating to encryption technology and other export restrictions;

    - political and economic instability;

    - difficulties in staffing and managing foreign operations;

    - reduced protection for intellectual property rights in some countries;

    - longer payment cycles;

    - problems in collecting accounts receivable;

    - potentially adverse tax consequences;

    - seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;

    - fluctuations in currency exchange rates that may make our products more expensive to international customers;

    - causing gains and losses on the conversion to U.S. dollars of accounts receivable and accounts payable arising from international operations due to foreign currency denominated sales;

    - nonrefundable withholding taxes on royalty income from customers in certain countries, such as Japan and Taiwan; and

    - an adverse effect on our provision for income taxes based on the amount and mix of income from foreign customers.

    Any of these risks could harm our international operations. For example, some European countries already have laws and regulations related to content distributed on the Internet and technologies used on the Internet that are more strict than those currently in force in the United States. The European Parliament has recently adopted a directive relating to the reform of copyright in the European Community which will, if made into law, restrict caching and mirroring. Any or all of these factors could cause our business and prospects to suffer.

    Our international sales growth will be limited if we are unable to establish additional foreign operations, expand international sales channel management and support, hire additional personnel, customize products for local markets and develop relationships with international service providers, distributors and device manufacturers. Even if we are able to successfully expand international operations, we cannot be certain that we will succeed in maintaining or expanding international market demand for our products.

    WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT A TAKEOVER THAT STOCKHOLDERS MAY CONSIDER FAVORABLE.

    Certain provisions of our certificate of incorporation and bylaws and provisions of Delaware law could have the effect of delaying, deferring or preventing an acquisition of us. For example, we may authorize the issuance of up to 2,000,000 shares of "blank check" preferred stock. In addition, our stockholders may not take actions by written consent and our stockholders are limited in their ability to make proposals at stockholder meetings.

    WE ISSUED STOCK AT LESS THAN FAIR MARKET VALUE AND MAY DO SO AGAIN IN THE FUTURE, AND ISSUANCES AT LESS THAN FAIR MARKET VALUE SUBJECT OUR STOCKHOLDERS TO ADDITIONAL DILUTION.

    On March 17, 2000, we issued 1,067,232 shares of common stock (post-split) in a private placement for aggregate proceeds of approximately $82 million. These shares were issued at a discount to the fair market value of our shares based on prices of our common stock as quoted on the Nasdaq National Market on the date of issue. As a result, we will record a deemed dividend of approximately $7.1 million on March 17, 2000. We may sell shares in the future for less than fair market value. In the event we sell shares for less than fair market value in the future, out stockholders will be subject to additional dilution.

    OUR STOCK WILL LIKELY BE SUBJECT TO SUBSTANTIAL PRICE AND VOLUME FLUCTUATIONS DUE TO A NUMBER OF FACTORS, SOME OF WHICH ARE BEYOND OUR CONTROL.

    The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price is subject to wide fluctuations in response to a variety of factors including:

    - quarterly variations in operating results;

    - announcements of technological innovations;

    - announcements of new software or services by us or our competitors;

    - changes in financial estimates by securities analysts;

    - changes in general market conditions; or

    - other events beyond our control.

    In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many high technology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of Internet or Internet software companies or companies in the wireless communications market could depress our stock price regardless of our operating results.

    Recently, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock when such stock declines. If any of our stockholders brought such a lawsuit against us, it could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

    We expect that our future operating results could fluctuate significantly as a result of numerous factors including, but not limited to, the demand for our products, our success in developing new products, the timing of new product introductions by us and our competitors, the timing of releases of new handheld devices by our customers, market acceptance of our new and enhanced products, the emergence of new industry standards, the timing of customer orders, the mix of products sold, competition, the mix of distribution channels employed, the evolving and unpredictable nature of the markets for our products and mobile computing devices generally, the rate of growth of the personal computer market in general and general economic conditions.

                              PLAN OF DISTRIBUTION

    The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell their shares in one or more of, or a combination of:

    - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

    - purchases by a broker-dealer as principal and resale by a broker-dealer for their account under this prospectus,

    - an exchange distribution in accordance with the rules of an exchange,

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

    - privately negotiated transactions.

    To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

    - the name of each selling stockholder and of the participating broker-dealer(s),

    - the number of shares involved,

    - the price at which the shares were sold,

    - the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

    - that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

    - other facts material to the transaction.

    From time to time, a selling stockholder may transfer, pledge, donate or assign our shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder will decrease as and when it takes such actions. The plan of distribution for the selling stockholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. Upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

    The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

    In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

    In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

    We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

    We have agreed to maintain the effectiveness of this registration statement until the earlier of the following dates:

    - March 17, 2002;

    - the date each selling stockholder can sell of the shares its holds under Rule 144(k) promulgated under the Securities Act; or

    - when all shares registered under this registration statement have been sold by the selling stockholders.

The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                              SELLING STOCKHOLDERS

    The table below lists the selling stockholders, the number of shares of our common stock which each owned prior to the offering, the number of shares of our common stock subject to sale pursuant to this Prospectus, and the number of the shares of our common stock which each would own assuming that such number of shares were offered and assuming the sale of all such shares permitted to be sold. All share numbers in this prospectus have been adjusted to reflect the 2-for-1 stock split in the form of a dividend paid to our shareholders on March 22, 2000.

                                                           SHARES         SHARES TO BE          SHARES
                                                     BENEFICIALLY OWNED   SOLD IN THE     BENEFICIALLY OWNED
SELLING STOCKHOLDERS(1)                              PRIOR TO OFFERING      OFFERING     AFTER THE OFFERING(2)
-----------------------                              ------------------   ------------   ---------------------
Colonial Fund, LLC.................................         91,206           91,206                0

Van Wagoner Emerging Growth Fund...................         83,634           83,634                0

Baystar Capital LP.................................         58,632           58,632                0

Baystar International Ltd..........................         39,088           39,088                0

JP Morgan Ventures Corporation.....................         39,088           39,088                0

Pogue Capital International Ltd....................         39,086           39,086                0

Van Wagoner Post-Venture Fund......................         32,952           32,952                0

Galleon Technology Offshore, Ltd...................         32,208           32,208                0

Chilton International, L.P.........................         31,780           31,780                0

Van Wagoner Technology Fund........................         30,908           30,908                0

Galleon Technology Partners II, L.P................         15,948           15,948                0

Chilton Investment Partners, L.P...................         13,734           13,734                0

MCP Global Corporation Ltd.........................         13,030           13,030                0

Van Wagoner Mid-Cap Fund...........................         10,260           10,260                0

Chilton QP Investment Partners, L.P................          6,604            6,604                0

Galleon Technology Partners I, L.P.................          3,962            3,962                0

John Deere Pension Trust...........................          3,400            3,400                0

Lifeway Christian Resource Master Retirement.......          1,712            1,712                0

Fidelity Mt. Vernon Street Trust:                          400,000          400,000                0
  Fidelity Aggressive Growth Fund..................

Fidelity Advisor Series I:                                  55,200           55,200                0
  Fidelity Advisor Small Cap Fund..................

Fidelity Trend Fund................................         54,000           54,000                0

Fidelity Advisor Series I:                                  10,800           10,800                0
  Fidelity Advisor Retirement Growth Fund..........

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(1) The selling stockholders each own less than 1% of the outstanding shares of our common stock.

(2) Assumes the sale of all of the offered shares.

                                 LEGAL MATTERS

    Our legal counsel, General Counsel Associates LLP, 1891 Landings Drive, Mountain View, California 94043, has rendered an opinion to the effect that the common stock offered hereby is duly and validly issued, fully paid and non-assessable. Attorneys in the firm of General Counsel Associates LLP own approximately 5,200 shares of Puma's common stock.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Puma Technology, Inc. for the year ended July 31, 1999, the audited supplementary consolidated balance sheets as of July 31, 1999 and 1998 and the supplementary consolidated statements of operations, of stockholders' equity, and of cash flows for each of the years in the three year period ended July 31, 1999 incorporated in this prospectus by reference to the report on Form 8-K dated April 18, 2000 and, the audited financial statements of ProxiNet, Inc. for the period from June 27, 1997 (date of inception) to December 31, 1997, the year ended December 31, 1998 and the cumulative period from June 27, 1997 (date of inception) to December 31, 1998 incorporated by reference in this prospectus to the report on Form 8-K of Puma Technology, Inc. dated December 10, 1999, as amended on January 11, 2000 have been so incorporated herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

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    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                          PAGE
                                        --------
Where You Can Find More Information...      1
About Puma............................      2
Risk Factors..........................      2
Plan of Distribution..................     15
Selling Stockholders..................     17
Legal Matters.........................     18
Experts...............................     18

                             PUMA TECHNOLOGY, INC.

                                1,067,232 SHARES

                                OF COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  MAY 5, 2000

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